March 4, 2019

Joel L. Thomas
Chief Financial Officer
Pyxus International, Inc.
8001 Aerial Center Parkway
Morrisville, NC 27560-8417

       Re: Pyxus International, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2018
           Filed June 7, 2018
           File No. 001-13684

Dear Mr. Thomas:

        We have reviewed your February 27, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
February 14, 2019 letter.

Form 10-K for the Fiscal Year Ended March 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Income Taxes, page 37

1. We note from your response to prior comment 2 that you made "adjustments" to your historical results and used "these adjusted historical results as objectively verifiable estimates of future taxable income." Please tell us the nature of the adjustments you made and how such amounts were determined to be verifiable estimates of future taxable income given recent losses before income taxes.
 Joel L. Thomas
Pyxus International, Inc.
March 4, 2019
Page 2

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameJoel L. Thomas                        Sincerely,
Comapany NamePyxus International, Inc.
                                                        Division of Corporation
Finance
March 4, 2019 Page 2                                    Office of
Transportation and Leisure
FirstName LastName